Exhibit 99.7
Consultant Consent Letter- AM Mines Canada

SRK Consulting (Canada) Inc.
2200-1066 West Hastings Street
Vancouver, BC V6E 3X2
Canada

Dear Sirs/Mesdames:

RE: United States Securities and Exchange Commission reporting of 2020 Mineral Reserves

I hereby consent to;

a.SRK Consulting (Canada) Inc. being named in this report on Form 6-K (the “6-K”) of ArcelorMittal, which, as explained in the 6-K, the Company is filing to reflect the retrospective application of certain changes in its segment information for all periods presented in the Company’s annual report on Form 20-F for the year ended December 31, 2020, as having conducted pit optimization and strategic mine planning, designed ultimate pits and phases, and assisted in developing a long-term production schedule with up to date technical and economical parameters with respect to the 2019 iron ore mineral reserve estimates of AMMC, which served as a base for 2020 iron ore mineral reserve calculation, and

b.the incorporation by reference of the 6-K into Registration Statements Nos. 333-147382, 333-153576, 333-162697 and 333-170117 on Form S-8 and Registration Statement No. 333-256031 on Form F-3.

For and on behalf of mining consulting firm SRK Consulting (Canada) Inc.

/s/ Anoush Ebrahimi

Title: Principal Consultant, Mining

Name: Anoush Ebrahimi

Date: June 3, 2021